                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATED: SEPTEMBER 5, 2006
Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                     85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No  X
                                   ------     ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No  X
                                   ------     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ------     ------

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Four Favorable Long-Term Time Charters                                     1
Appointment of Senior Vice President and Head Market Risk Management       1
One Favorable Long-Term Time Charter                                       1

SECURING FOUR (4) FAVORABLE LONG-TERM TIME CHARTERS; APPOINTING SENIOR VICE
PRESIDENT AND LEADER OF RISK MANAGEMENT GROUP; SECURING ONE (1) FAVORABLE
LONG-TERM TIME CHARTER

         On September 5, 2006, Navios issued a press release announcing the securing of favorable time charter contracts for four (4) of its vessels. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

         On September 12, 2006, Navios issued a press release announcing that
Ms. Lori Chan joined Navios as Senior Vice President and Head Market risk
Management. A copy of the press release is furnished as Exhibit 99.2 to this
Report and is incorporated herein by reference.

         On September 25, 2006, Navios issued a press release announcing the securing of a favorable time charter for one (1) of its vessels. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

         This Report on Form 6-K is hereby incorporated by reference into the
Navios Registration Statement on Form F-3, File No. 333-133482.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NAVIOS MARITIME HOLDINGS INC.

                                                By: /s/ Angeliki Frangou
                                                    ---------------------------
                                                Angeliki Frangou
                                                Chief Executive Officer
                                                Date: September 25, 2006

                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1        Press Release dated September 5, 2006.

    99.2        Press Release dated September 12, 2006.

    99.3        Press Release dated September 25, 2006.